

Mail Stop 4631

February 8, 2017

Via E-Mail
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

      Re: ABCO Energy, Inc.
              Preliminary Proxy Statement on Schedule 14A.
              Filed January 26, 2017
              File No. 0-55235

Dear Mr. O'Dowd:

      We reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

      Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Letter to Shareholders; Notice of Special Meeting of Shareholders; What is the purpose of the Special Meeting, page 4

1. Disclosures that you are amending the articles of incorporation to authorize the issuance of 100 million shares of preferred stock is inconsistent with disclosures on page 8 and in exhibit A that you are amending the articles of incorporation to increase the number of shares of preferred stock to be authorized to 100 million shares. Please reconcile the disclosures. Additionally, disclose the terms of the increased number of shares of preferred stock to be authorized. Alternatively, disclose that the board of directors will determine the terms of the increased number of shares of preferred stock to be authorized at a future date. See Item 11(b) of Schedule 14A.

Proposal 1, page 8

2. Disclose the number of shares of preferred stock now authorized by your articles of incorporation and the number of shares of preferred stock issued and outstanding. Additionally, if there are shares of preferred stock issued and outstanding, disclose the effects of the increase in the number of shares of preferred stock to be authorized on the current holders of preferred stock.

3. Disclose the number of shares of common stock now authorized by your articles of incorporation and the number of shares of common stock issued and outstanding.

4. We note that you filed a registration statement on Form S-1 on January 20, 2017 to register for sale up to 50 million shares of common stock pursuant to a securities purchase agreement. Disclose the number of shares of common stock authorized and available for issuance after completion of the equity line transaction if the number of shares of common stock authorized for issuance is not increased.

Certain Transactions, page 16

5. We assume that disclosure in the sixth paragraph that the consulting agreement has a six month term expiring on March 31, 2016 is inaccurate since you entered into the consulting agreement on September 2, 2016. Please revise.

Security Ownership of Principal Stockholders, Directors and Officers, page 18

6. Indicate by footnote or otherwise to the table the number of shares of common stock outstanding on which the calculation of ownership percentages is based.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

   You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions about the comment.

                              Very truly yours,

                              /s/ Craig E. Slivka, for

                              Pamela A. Long
                              Assistant Director
                              Office of Manufacturing and Construction

cc: Via E-mail
       Brian P. Simon, Esq.